Exhibit 99.1

FOR RELEASE

UNITIL REPORTS FIRST QUARTER EARNINGS

HAMPTON, N.H., APRIL 26, 2018 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Net Income of $15.6 million, or $1.06 per share, for the first quarter of 2018, an increase of $3.2 million in Net Income, and $0.18 in Earnings Per Share, compared to the first quarter of 2017. The Company’s earnings in the first quarter of 2018 were driven by higher natural gas and electric sales and margins, reflecting: customer growth, colder winter weather and new distribution rates compared to the first quarter of 2017.

“We are pleased with our first quarter results, which benefited from continued growth in our customer base, cold winter weather and our regulatory agenda,” said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “We will continue to focus on expanding and upgrading our distribution system to support future growth while delivering safe and reliable service to customers.”

Natural gas sales margin was $39.9 million in the three months ended March 31, 2018, an increase of $1.9 million compared to the same period in 2017. Gas sales margin in the first quarter of 2018 was positively affected by colder weather and customer growth of $1.8 million and higher natural gas distribution rates of $1.6 million, partially offset by lower revenue of $1.5 million to account for the reduction in rates due to the lower corporate income tax rate of 21% under the Tax Cuts and Jobs Act of 2017 (TCJA).

Natural gas therm sales increased 9.5% in the three months ended March 31, 2018 compared to the same period in 2017. Based on weather data collected in the Company’s natural gas service areas, there were 10% more Heating Degree Days in the first quarter of 2018 compared to the same period in 2017. As of March 31, 2018, the number of total natural gas customers served has increased by 1,478 in the last twelve months.

Electric sales margin was $22.3 million in the three months ended March 31, 2018, an increase of $0.3 million compared to the same period in 2017. Electric sales margin in the first quarter of 2018 was positively affected by higher electric distribution rates of $0.9 million as well as colder weather and customer growth of $0.2 million, partially offset by lower revenue of $0.8 million to account for the reduction in rates due to the lower corporate income tax rate of 21% under the TCJA.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Total electric kWh sales increased 5.8% compared to the first quarter of 2017. As of March 31, 2018, the number of total electric customers served has increased by 516 in the last twelve months.

Operation and Maintenance (O&M) expenses increased $1.3 million in the three months ended March 31, 2018 compared to the same period in 2017. The change in O&M expenses reflects an increase in compensation and benefit costs of $0.7 million, bad debt expenses of $0.2 million and utility operating costs of $0.4 million.

Depreciation and Amortization expense decreased $0.2 million in the three months ended March 31, 2018 compared to the same period in 2017, reflecting lower amortization of deferred major storm costs, partially offset by higher utility plant in service and amortization of information system and software costs.

Taxes Other Than Income Taxes increased $0.3 million in the three months ended March 31, 2018 compared to the same period in 2017, primarily reflecting higher local property taxes on higher levels of utility plant assets in service.

Interest Expense, net was essentially unchanged in the three months ended March 31, 2018 compared to the same period in 2017, reflecting higher interest on long-term debt offset by lower net interest expense on net regulatory assets/liabilities and lower levels of short-term debt.

Income Taxes decreased by $2.9 million for the three months ended March 31, 2018 compared to the same period in 2017, reflecting $2.3 million from a lower tax rate on higher pre-tax earnings in Q1 2018 (see revenue discussion above) and the current tax benefit of $0.6 million on book/tax items not previously included in customers’ utility rates.

At its January 2018 and April 2018 meetings, the Unitil Corporation Board of Directors declared quarterly dividends on the Company’s common stock of $0.365 per share. These quarterly dividends result in a current effective annualized dividend rate to $1.46 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss first quarter 2018 results on Thursday, April 26, 2018, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 105,000 electric customers and 81,300 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

David Chong – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Selected financial data for 2018 and 2017 is presented in the following table:

Unitil Corporation – Condensed Financial Data

(Millions, except Per Share and Shares Data) (Unaudited)

	Three Months Ended March 31,
	2018	2017	Change
Gas Therm Sales:
Residential	23.8	21.0	13.3%
Commercial/Industrial	70.3	64.9	8.3%

Total Gas Therm Sales	94.1	85.9	9.5%

Electric kWh Sales:
Residential	188.5	176.2	7.0%
Commercial/Industrial	247.8	236.2	4.9%

Total Electric kWh Sales	436.3	412.4	5.8%

Gas Revenues	$87.0	$74.8	$12.2
Cost of Gas Sales	47.1	36.8	10.3

Gas Sales Margin	39.9	38.0	1.9

Electric Revenues	57.5	49.5	8.0
Cost of Electric Sales	35.2	27.5	7.7

Electric Sales Margin	22.3	22.0	0.3

Usource Revenues	1.3	1.7	(0.4)

Total Sales Margin	63.5	61.7	1.8

Operation & Maintenance Expenses	17.3	16.0	1.3
Depreciation & Amortization	12.3	12.5	(0.2)
Property & Other Taxes	5.8	5.5	0.3
Other Expense (Income), net	1.7	1.6	0.1
Interest Expense, Net	6.0	6.0	—

Income Before Income Taxes	20.4	20.1	0.3
Income Tax Expense	4.8	7.7	(2.9)

Net Income	$15.6	$12.4	$3.2

Earnings Per Share	$1.06	$0.88	$0.18

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com